Exhibit 99.1

JinkoSolar Upsizes and Extends Share Repurchase Program

12/10/2024

SHANGRAO, China, Dec. 10, 2024 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that its board of directors ("Board") has approved the upsizing and extension of its existing share repurchase program ("Existing Share Repurchase Program").

As previously announced, the Company launched a share repurchase program in July 2022, whereby the Company was authorized to repurchase up to US$200 million of its Class A ordinary shares represented by American depositary shares ("ADSs"). In December 2023, the Company extended the share repurchase program by 18 months through June 30, 2025. As of the date of this press release, the Company had repurchased approximately US$134.5 million of the ADSs authorized under the Existing Share Repurchase Program.

On December 10, 2024, the Board has approved to upsize the Existing Share Repurchase Program by increasing the aggregate value of Class A ordinary shares represented by ADSs that may be repurchased from US$200 million to US$350 million. In addition, the Board has also approved to extend the Existing Share Repurchase Program for an additional 12-month period through June 30, 2026 (the "Extended Share Repurchase Program"). Under the Extended Share Repurchase Program, the Company may repurchase up to approximately US$215.5 million of its Class A ordinary shares represented by the ADSs through June 30, 2026.

The Company's proposed repurchases may be made from time to time on the open market at prevailing market prices in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act, as well as the Company's insider trading policy. The Company plans to use its existing funds and external financing to fund repurchases made under the Extended Share Repurchase Program. The Board will review the Extended Repurchase Program periodically and may authorize adjustment of its terms and size.

Mr. Xiande Li, JinkoSolar's Chairman of the Board and Chief Executive Officer, commented, "The upsizing and extension of the Existing Share Repurchase Program further reflect our continued confidence in our long-term business growth. The competitive advantage of our N-type TOPCon technology, extensive global operation network, and advanced integrated capacity structure have ideally positioned us to capture the growth opportunities this sector continues to generate. We remain fully committed to creating sustainable value for our shareholders."

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 productions facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of September 30, 2024.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

 View original content: https://www.prnewswire.com/news-releases/jinkosolar-upsizes-and-extends-share-repurchase-program-302328333.html

SOURCE JinkoSolar Holding Co., Ltd.